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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                 Barrett Business Services, Inc.
                        (Name of Issuer)


                  Common Stock, $.01 par value
                 (Title of Class of Securities)


                           068463 10 8
                         (CUSIP Number)



                       William W. Sherertz
                 Barrett Business Services, Inc.
                    4724 S.W. Macadam Avenue
                     Portland, Oregon  97201
                   Telephone:  (503) 220-0988
     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                            Copy to:

                      Kenneth W. Hergenhan
              Miller, Nash, Wiener, Hager & Carlsen
                111 S.W. Fifth Avenue, Suite 3500
                     Portland, Oregon  97204
                   Telephone:  (503) 224-5858

                          May 27, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].



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CUSIP No. 068463 10 8

1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    William W. Sherertz
    ###-##-####

2.  Check the Appropriate Box if a Member of a Group
    [ ]  (a)
    [X]  (b)

3.  SEC Use Only



4.  Source of Funds

    OO, PF

5.  [ ]  Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power

    1,921,500

8.  Shared Voting Power

    -0-

9.  Sole Dispositive Power

    1,921,500

10. Shared Dispositive Power

    -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,921,500

12. [ ]  Check Box if the Aggregate Amount in Row 11 Excludes
          Certain Shares

13. Percent of Class Represented by Amount in Row 11

    30.3 percent

14. Type of Reporting Person

    IN
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Item 1.  Security and Issuer.

        The title of the class of equity securities to which this Amendment No. 1 to statement on Schedule 13D ("Statement") relates is common stock, $.01 par value ("Common Stock") of Barrett Business Services, Inc., a Maryland corporation ("Company"). The address of the Company's principal executive offices is 4724 S.W. Macadam Avenue, Portland, Oregon 97201.

Item 2.  Identity and Background.

        (a)-(c), (f) This Statement is filed by William W. Sherertz ("Mr. Sherertz"), whose business address is 4724 S.W. Macadam Avenue, Portland, Oregon 97201. Mr. Sherertz's present principal occupation is president of the Company. The Company provides light industrial, clerical and technical employees to a wide range of businesses both on a temporary and a longer-term leased basis. The Company's address is set forth in Item 1. Mr. Sherertz is a citizen of the United States.

        (d)-(e)  During the last five years, Mr. Sherertz has not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        On October 28, 1991, Mr. Sherertz purchased from the Company one share of its capital stock for $8,000. The funds used for the purchase were Mr. Sherertz's personal funds and not funds he borrowed. At the time of the purchase, the Company had outstanding
250 additional shares of capital stock, all of which were held by Mr. Sherertz's spouse, Nancy B. Sherertz ("Mrs. Sherertz").

        In a letter agreement ("Agreement") dated August 17, 1992,
Mr. and Mrs. Sherertz agreed to divide their holdings of Company capital stock equally upon the closing of an underwriting agreement for an initial public offering of Company capital stock. The Agreement was entered into by Mrs. Sherertz for personal reasons based on her marital relationship with Mr. Sherertz and also to recognize his contribution to the Company's growth and his efforts to establish a public market for the Common Stock.

        In March 1993, the outstanding capital stock of the Company was split into Common Stock at the rate of 7,968 shares for each previously outstanding share of capital stock, and the shares previously held by Mr. Sherertz and Mrs. Sherertz were changed into 7,968 and 1,992,032 shares of Common Stock, respectively.

        On June 18, 1993, an underwritten initial public offering of Common Stock by the Company closed and, pursuant to the Agreement, Mrs. Sherertz transferred 992,032 shares of her Common Stock to Mr. Sherertz.

        On July 22, 1993, Mr. Sherertz purchased 2,000 shares of
Common Stock in an open market transaction for $16,500. The funds used for the purchase were Mr. Sherertz's personal funds and not funds that he borrowed.

        On May 23, 1994, Mr. Sherertz became entitled to 1,002,000 additional shares of Common Stock as a result of the stock split described in Item 5(c)(2)

Item 4.  Purpose of Transaction.

        As described in Item 3, Mrs. Sherertz transferred 992,032 shares of her Common Stock to Mr. Sherertz for personal reasons based on their marital relationship and also to recognize Mr. Sherertz's contribution to the Company's growth and his efforts to establish a public market for the Common Stock. Mr. Sherertz has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
    Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

        (a)-(b) Mr. Sherertz beneficially owns 1,921,500 shares of Common Stock or 30.3 percent of the outstanding Common Stock.
Mr. Sherertz has sole power to vote and sole power to dispose of such shares.

        (c) During the past 60 days, there were no transactions in Common Stock by Mr. Sherertz, except as follows:

        (1) On May 20, 1994, Mr. Sherertz sold in an open market transaction 40,000 shares of Common Stock (adjusted for the stock split referred to below) at a price of $467,500.

        (2) On May 23, 1994, the Company effected a two-for-one split of the Common Stock in the form of a stock dividend payable
    May 23, 1994, to holders of record on May 2, 1994. As a result of the stock split, Mr. Sherertz became entitled to 1,002,000 additional shares of Common Stock, and the number of shares of Common Stock subject to his incentive stock options was increased from 70,000 to 140,000.

        (3) On May 27, 1994, Mr. Sherertz sold in an open market transaction 60,000 shares of Common Stock at a price of $697,500.

        (d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except for the Agreement (which has been performed) and the incentive stock options listed in Item 7(b), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sherertz and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

        (a) Letter agreement between Nancy B. Sherertz and William W. Sherertz dated August 17, 1992. Incorporated by reference to
    Exhibit 10.6 to the Company's registration statement on Form S-3 (No. 33-61804) effective June 11, 1993.
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        (b)  Incentive stock option dated June 18, 1993, to purchase
    35,000 shares of Common Stock at $7.00 per share granted to William W. Sherertz by the Company.*

        (c) Incentive stock option dated February 18, 1994, to purchase 35,000 shares of Common Stock at $19 per share granted to William W. Sherertz by the Company. This exhibit is omitted because it is in the same form as Exhibit (b) except for date and exercise price.


__________

*Previously filed.




                              SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: June 2, 1994              William W. Sherertz
                                 William W. Sherertz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)

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